1775 Sherman Street
Suite 3000
Denver, Colorado 80203
Phone: (303) 860-5800
www.pdce.com

October 23, 2019

Via EDGAR and Federal Express

Ms. Jeannette Wong

Staff Accountant

Division of Corporation Finance

Office of Natural Resources

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             PDC Energy, Inc. (the “Company”)

Registration Statement on Form S-4

Filed September 25, 2019

File No. 333-233933

Dear Ms. Wong:

The Company is in receipt of the comment letter dated October 18, 2019 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect to the Registration Statement on Form S-4 (File No. 333-233933), filed on September 25, 2019 (the “Registration Statement”).

This letter and Amendment No. 1 to the Registration Statement (“S-4 Amendment No. 1”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six courtesy copies of S-4 Amendment No. 1 marked to indicate changes to the Registration Statement.

For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses. Terms not otherwise defined in this letter shall have the meanings set forth in S-4 Amendment No. 1. All references to page numbers in these responses are to the page numbers of the marked version of S-4 Amendment No. 1.

1.                                   We note your disclosure that Goldman Sachs reviewed and analyzed the acquisition premia (discounts) for U.S. E&P transactions announced from January 1, 2009 through August 23, 2019 involving a public target company where the disclosed transaction value was between $1 billion and $10 billion. Please revise to disclose why Goldman Sachs selected this range of transaction values, given that the value of this transaction is approximately $2.0 billion (inclusive of SRC’s net debt), which is at the low end of this range.

Response:  In response to the Staff’s comment, the Company will revise the disclosure to include the following language on page 107 of S-4 Amendment No. 1:

While none of the transactions used in the above analyses as a comparison is directly comparable to the contemplated transaction, such transactions were U.S. E&P transactions of a size that, for purposes of analysis, in Goldman Sachs’ professional judgment, may be considered similar to the contemplated transaction.

2.                                   We note that your forum selection provision identifies a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so,  please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please provide related risk factor disclosure describing the exclusive forum provision and its impact on shareholders, including that shareholders may be subject to increased costs to bring a claim, and that the provision could discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable.

Response:  In response to the Staff’s comment, the Company will revise the disclosure to include the following language under the caption “Exclusive Forum—PDC” on page 184 of S-4 Amendment No. 1:

PDC’s charter provides that, unless PDC consents in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for (1) any derivative action or proceeding brought on behalf of PDC, (2) any action asserting a claim of breach of fiduciary duty owed by a director, officer or other employee of PDC to PDC or its stockholders, (3) any action asserting a claim against PDC or any director, officer or other employee of PDC arising pursuant to any provision of the DGCL or PDC’s charter or bylaws or (4) any action asserting a claim against PDC or any director, officer or other employee of PDC governed by the internal affairs doctrine.

Under PDC’s charter, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws (e.g., the Securities Act and the Exchange Act), although PDC stockholders will not be deemed to have waived PDC’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in PDC’s charter to be inapplicable or unenforceable.

In addition, the Company will add the following risk factor on page 49 of S-4 Amendment No. 1:

PDC’s charter will govern the combined company following the merger and provides that a state court located within the State of Delaware (or, if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for substantially all disputes between the combined company and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with the combined company or its directors, officers or other employees.

PDC’s charter provides that, unless PDC consents in writing to the selection of an alternative forum, a state court located within the State of Delaware (or, if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for (1) any derivative action or proceeding brought on behalf of PDC, (2) any action asserting a claim of breach of fiduciary duty owed by a director, officer or other employee of PDC to PDC or its stockholders, (3) any action asserting a claim against PDC or any director, officer or other employee of PDC arising pursuant to any provision of the DGCL or PDC’s charter or bylaws or (4) any action asserting a claim against PDC or any director, officer or other employee of PDC governed by the internal affairs doctrine.

Under PDC’s charter, to the fullest extent permitted by law, this exclusive forum provision will apply to state and federal law claims, including claims under the federal securities laws (e.g., the Securities Act and the Exchange Act), although PDC stockholders will not be deemed to have waived PDC’s compliance with the federal securities laws and the rules and regulations thereunder. The enforceability of similar choice of forum provisions in other companies’ charters and bylaws has been challenged in legal proceedings, and it is possible that, in connection with claims arising under federal securities laws, a court could find the choice of forum provisions contained in PDC’s charter to be inapplicable or unenforceable.

This exclusive forum provision may limit the ability of a stockholder, including a former SRC shareholder who becomes a PDC stockholder after the merger is completed, to bring a claim in a judicial forum of its choosing for disputes with the combined company or its directors, officers or other employees, which may discourage lawsuits against the combined company and its directors, officers and other employees. In addition, stockholders who do bring a claim in a state court located within the State of Delaware (or, if no state court within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) could face additional litigation costs in pursuing any such claim, particularly if they do not reside in or near Delaware. In addition, the court located in the State of Delaware may reach different judgments or results than would other courts, including courts where a stockholder would otherwise choose to bring the action, and such judgments or results may be more favorable to the combined company than to its stockholders. However, the enforceability of similar exclusive forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that a court could find this type of provision to be inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings. If a court were to find the exclusive forum provision contained in PDC’s charter to be inapplicable or unenforceable in an action, the combined company might incur additional costs associated with resolving such action in other jurisdictions, which could have an adverse impact on the combined company’s business and financial condition.

3.                                   Please note that we will not be in a position to accelerate the effectiveness of your registration statement until all outstanding issues related to the review of your Exchange Act filings have been resolved.

Response: The Company respectfully acknowledges the Staff’s comment.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 860-5800.

Sincerely,

/s/ Nicole L. Martinet

Nicole L. Martinet
General Counsel, SVP and Corporate Secretary

cc:                                John A. Elofson, Davis Graham & Stubbs LLP

Samuel J. Seiberling, Davis Graham & Stubbs LLP

Christine B. LaFollette, Akin Gump Strauss Hauer & Feld LLP

Cathleen M. Osborn, SRC Energy Inc.

Igor Kirman, Wachtell, Lipton, Rosen & Katz

Elina Tetelbaum, Wachtell, Lipton, Rosen & Katz